 Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS APPOINTS NEW DIRECTORS

-- Highlights Company’s Efficiency and Competitive Position--

HONG KONG – April 1, 2020-- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has appointed two new directors, Heiko Sonnekalb and Dirk Hermann, to fill existing vacancies -- complementing the company’s ongoing rejuvenation to support near-and long-term growth.

“Highway Holdings has been engaged in a multi-year strategic initiative to reposition itself as a leading manufacturing company. The benefits that attracted us to manufacture in China are no longer present. Therefore, in the past few years, in order to rejuvenate this company, we have moved most of our manufacturing from China to a brand-new facility that we built in Myanmar. We have also enhanced our workforce by replacing older managers with younger employees through attrition, and by improvements to our technical team, while sharply reducing head count in China to approximately 100 employees today from around 2,000 employees in 2007. By upgrading our operations and procedures, we are now able to offer customers more cost-effective manufacturing choices and high-quality products. Equally important, we have strengthened our financial position by shedding many of the social liabilities imposed on us in China. In short, today we are essentially an entirely new organization compared with the operation from just a few years ago,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

“The appointments of Heiko and Dirk support and enhance these initiatives. Both new directors offer a wealth of experience in finance, banking, manufacturing and distribution, all of which will be invaluable to Highway Holdings as we execute on our strategic growth initiatives. The company is at an important juncture in its evolution, and we look forward to benefiting from the advice and counsel of our new board members,” Kohl said.

He highlighted the company’s strong financial position, which gives the company the ability to further evolve through the possible acquisition of other businesses. “We are well-positioned to take advantage of the financial pressures the coronavirus has placed on some of our financially weaker competitors, and we are well-positioned with a healthy balance sheet and no debt to gain new customers and take advantage of opportunities as they present themselves,” Kohl added.

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The company’s new director Mr. Heiko Sonnekalb, 49, has extensive industrial manufacturing experience and currently serves as chief executive officer for three German companies, which offer a variety of products and services: Dr. Arnold Schaefer GmbH, a German holding company; Lakal GmbH, a manufacturer of shutter blinds; Bartz Werke GmbH, a German casting foundry and heat and pipe technology company. In addition, he serves as a director of Germany-based Herweck AG and Stadtwerke Voelklingen Vertrieb GmbH. Mr. Sonnekalb also is as a member of both the IHK Saarland Industrial Research and Foreign Trade Committee and the DIHK Berlin Industrial Research and Foreign Trade Committee. He also serves as an honorary judge for the labor court in Saarbruecken, Germany.

The company’s other new director. Dr. Dirk Hermann, Ph.D., 56, has extensive experience in the insurance and financial services industries. He currently serves as chief executive officer of Saarland Feuerversicherung AG and Saarland Lebensversicherung AG, two German insurance companies. He joined Bayerische Versicherungskammer in 2012, parent company of Saarland Insurance Group. Previously he held a variety of positions with Allianz Versicherungen AG, including a tenure as a member of the management board. Hermann also serves on the board of two German banks, Landesbank Saar and Sparkassenverband, and on the board of the Consul Investment company. He previously served on the company’s board from 2003-2010, resigning his board position to allow more independent directors to be appointed. He is the brother in-law of the chief executive officer.

Kohl added that as the global coronavirus pandemic evolves, management will continuously evaluate systems and procedures in China and Myanmar to maintain a safe and healthy operating environment. “These are challenging times, with great opportunities. We are committed to safeguard our employees, find solutions for our customers and enhance our shareholder value,” he said.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are in Hong Kong, and its manufacturing facilities are in Shenzhen in the People’s Republic of China and Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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